Exhibit 2.1

        First National Bancshares Acquires The Trust Company of Florida

     BRADENTON, Fla.--(BUSINESS WIRE)--March 17, 2004--First National Bancshares Inc. (Nasdaq:FBMT), the parent of 1st National Bank & Trust, announced today that the acquisition of The Trust Company of Florida has been completed effective March 12, 2004.
     The merger will increase trust assets under care for 1st National Bank & Trust to $192 million.

     1st National Bank & Trust is this area's oldest independent bank with six offices in Manatee and Sarasota Counties. More information can be obtained through the bank's website at http://www.firstnbt.com, or online through the stock symbol FBMT.

    CONTACT: 1st National Bank & Trust
             Tom Moseley, 941-746-4964 Ext. 333